

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 2, 2007

Via facsimile to ((612) 977-8650) and U.S. Mail

Alec C. Sherod, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

> **Re: Schedule 13E-3**
> **Filed January 8, 2007**
> **File No. 005-19938**

Dear Mr. Sherod:

We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Introduction

1.   We note your disclosure that your board is authorized to effect the stock splits without shareholder approval on the condition that the rights or preferences of the holders of your securities will not be adversely affected. Please provide us your analysis of how the proposed transaction will not adversely affect the rights of holders of 5,000 or fewer shares of common stock.

2.   We note that 2808715 Manitoba Limited and National Developments Ltd. Are affiliates of Mr. Kives and K-5 and appear to be affiliates of the company by

virtue of their shareholdings. Please advise us why each of these entities has not also been identified as a filing person in the Schedule 13E-3.

3.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in its individual capacity.

Disclosure Statement

Summary Term Sheet, page 1

4.   With respect to the anticipated timing of the splits, please describe your current intentions the paragraph entitled "Shareholders with shares held in street name" and where appropriate elsewhere in the disclosure statement.

5.   Please revise the paragraph entitled "Shareholder Rights" to describe how a security holder who holds fewer than 5,000 shares of your common stock may remain a security holder after the stock splits.

Introduction, page 7

6.   We note that the information incorporated by reference to your annual report on Form 10-K is dated as of June 30, 2006. Please confirm whether that information continues to be current. Alternatively, please update the disclosure as necessary.

Special Factors

7.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii).

Background of the Transaction, page 11

8.   Please revise the third paragraph of this section to quantify the various costs to which you refer.

9.   Please describe briefly the competitive disadvantages you refer to in the fourth paragraph of this section.

10.   Please explain why Mr. Hayne and Mr. Marklund were selected to form the special committee. Please disclose whether these committee members were independent directors, describe the duties of the committee, the scope of its authority, and the period during which it served.

11.   Please file the materials presented by Craig-Hallum to your board on December 8, 2006 as an exhibit to Schedule 13E-3. See Item 1016(c) of Regulation M-A.

12.   Please explain why the special committee considered a 25% premium to be the adequate premium to the value of the company's stock in recommending a price to be paid to cashed-out security holders.

Reasons for the Transaction, page 16

13.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the expenses to be incurred as the cost savings from not having to comply with our filing requirements and the lack of a liquid market for your securities, revise to indicate why you are undertaking the going private transaction at this time as opposed to other times in the company's operating history. Refer to Item 1013(c) of Regulation M-A.

14.   Please quantify the costs expected to be incurred in complying with the disclosure requirements to take effect in 2007, as disclosed in the second paragraph of this section. If you have not estimated those costs, please state so.

15.   Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

Factors Considered by the Special Committee, page 17

16.   Revise your document to provide the disclosure required by Item 1014 of Regulation M-A. Note that the fairness determination must be made by each

filing person, including the company. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others (i.e., the special committee or the financial advisor), such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Note additionally that a listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See <u>In the Matter of Meyers Parking Systems Inc.</u>, Securities Exchange Act Rel. No. 26069 (September 12, 1988).

17. We note that the special committee considered the opinion of Craig-Hallum in making a fairness determination. Please also address how the special committee, or any filing person relying on the opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Craig-Hallum fairness opinion addressed fairness with respect to security holders who will receive a cash payment instead of unaffiliated security holders who will receive a cash payment and those who will remain security holders after the transaction.

18. See our comment above and refer to the discussion of potential adverse factors of the transaction on page 18. Please address the procedural fairness of the transaction to unaffiliated security holders given the disclosure in the first three bullet points. Refer to Item 1014(c)-(e) of Regulation M-A.

19. Refer to the last paragraph in this section. Please revise your disclosure to affirmatively state that Mr. Kives and K-5 *are* filing persons under Rule 13e-3.

<u>Alternatives to the Transaction, page 19</u>

20. We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

<u>Effects of the Transaction – Effects on the Company's Shareholders, page 18</u>

21. The circumstances under which the board may choose to abandon the going private transaction prior to the effective date are material and should be described with as much specificity as possible in this section.

22. Your disclosure in the third full paragraph of page 20 indicates that the transaction will be effective at the beneficial holder level. Expand your disclosure

to explain the procedures you will follow in order to effect the transaction at the beneficial holder level.

23.   Expand this section to disclose how the percentage of shares held by affiliates will change as a result of the reverse and forward stock splits.

Opinion of Craig-Hallum, page 22

24.   Please disclose the financial projections provided to Craig-Hallum. Also, please include a cross-reference to the projections in the Discounted Cash Flow Analysis section, as necessary.

Comparable Public Company Analysis, page 25

25.   Please revise to disclose, for each comparable company, the enterprise, revenue and EBITDA values underlying the multiples resulting from Craig-Hallum's analysis.

26.   Refer to the last sentence in this section. Please describe the qualitative judgments made by Craig-Hallum in this analysis.

Discounted Cash Flow Analysis, page 27

27.   Please explain how Craig-Hallum determined that discount rates of 16-20% and constant growth rates of 2-4% were the most appropriate indicators of value. Disclose the industry averages. Also, to the extent the data used in this analysis was more extensive than the projections referred to above, please provide that data here.

Summary Analysis of Recent Going Private Transactions, page 27

28.   Please list the twelve transactions that Craig-Hallum used in its analysis and present the relevant information from each transaction that Craig-Hallum used to conduct its analysis. In addition, please explain why Craig-Hallum selected a 20-day measuring period for its analysis.

Related Party Transactions, page 28

29.   Please update the interest rates applicable to the loan agreements with K-5.

<u>Federal Income Tax Consequences of the Transaction, page 44</u>

30.   We note the first sentence and the last paragraph of this section refer to "certain" of the material federal income tax consequences of the transaction. Please revise to refer to "material" consequences.

31.   While you may recommend that security holders consult their own tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

                                   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions